As filed with the Securities and Exchange Commission on September 11, 2009

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

XPLORE TECHNOLOGIES CORP.

(Exact name of registrant as specified in its charter)

Delaware	26-0563295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14000 Summit Drive, Suite 900 Austin, Texas	78728
(Address of principal executive offices)	(Zip Code)

Xplore Technologies Corp. 2009 Stock Incentive Plan

Xplore Technologies Corp. Amended and Restated Share Option Plan

Xplore Technologies Corp. 2009 Employee Stock Purchase Plan

(Full title of the plan)

Michael J. Rapisand Xplore Technologies Corp. 14000 Summit Drive, Suite 900 Austin, Texas 78728 (512) 336-7797 (Name, address and telephone number of agent for service)	Copy to: Jonathan J. Russo, Esq. Pillsbury Winthrop Shaw Pittman LLP 1540 Broadway New York, New York 10036 (212) 858-1000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☐    Smaller reporting company  ☒

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount To Be Registered(1)		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
2009 Stock Incentive Plan (Common Stock, par value $0.001 per share)	3,964,969	(2)	$0.17		$674,045	$37.62
2009 Stock Incentive Plan (Common Stock, par value $0.001 per share)	10,092,029	(3)	$0.08	(5)	$807,363	$45.06
Amended and Restated Share Option Plan (Common Stock, par value $0.001 per share)	16,171,617	(4)	$0.36		$5,821,783	$324.86
2009 Employee Stock Purchase Plan (Common Stock, par value $0.001 per share)	535,548	(6)	$0.096		$51,413	$2.87
2009 Employee Stock Purchase Plan (Common Stock, par value $0.001 per share)	4,464,452	(7)	$0.08	(5)	$357,157	$59.93
Total	35,228,615		n/a		$7,711,761	$430.34

(1)    Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also includes such indeterminate number of additional shares of common stock as may be issuable under the Xplore Technologies Corp. 2009 Stock Incentive Plan (the “2009 Plan”), the Xplore Technologies Corp. Amended and Restated Share Option Plan (the “Amended Plan” and together with the 2009 Plan, the “Option Plans”) and the Xplore Technologies Corp. 2009 Employee Stock Purchase Plan (the “ESPP”), as a result of stock splits, stock dividends, recapitalizations, mergers, reorganizations, combinations or other similar events. All of the shares of common stock issuable under the Option Plans and the ESPP are being registered under this Registration Statement on Form S-8 (this “Registration Statement”).  In addition, this Registration Statement covers the resale by the selling stockholders named in the prospectus included in and filed with this Registration Statement of certain of the shares of common stock subject to this Registration Statement, for which no additional registration fee is required pursuant to Rule 457(h)(3) under the Securities Act.

(2)    Represents shares issuable upon exercise of outstanding awards granted under the 2009 Plan.

(3)    Represents shares available for issuance pursuant to future awards under the 2009 Plan.

(4)    Represents shares issuable upon exercise of outstanding options granted under the Amended Plan.

(5)    Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(h) under the Securities Act, based upon the average of the bid and ask price as reported on the Over the Counter Bulletin Board on September 8, 2009.

(6)    Represents shares purchased under the ESPP.

(7)    Represents shares available for future purchase under the ESPP.

EXPLANATORY NOTE

This Registration Statement relates to two separate prospectuses. The first prospectus includes Items 1 and 2 from this page and the documents incorporated by reference pursuant to Part II, Item 3 of this Registration Statement.  The second prospectus includes the material that follows Item 2, up to but not including Part II of this Registration Statement, and is a reoffer prospectus prepared in accordance with Part I of Form S-3 (in accordance with Instruction C of the General Instructions to Form S-8) which covers reoffers and resales of shares of common stock issued pursuant to the Option Plans and the ESPP.  Pursuant to Instruction C of Form S-8, the reoffer prospectus may be used for reoffers or resales of shares of common stock which may be deemed to be “restricted securities” or “control securities” under the Securities Act and the rules and regulations promulgated thereunder that have been acquired by the selling stockholders identified in the reoffer prospectus.  The number of shares of common stock included in the reoffer prospectus represents the total number of shares of common stock that may be acquired by the selling stockholders upon vesting of awards previously granted under the Option Plans or received in connection with the purchase of shares under the ESPP and does not necessarily represent a present intention to sell all such shares of common stock.

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1    Plan Information

See Item 2 below.

Item 2    Registrant Information and Employee Plan Annual Information

The documents containing the information specified in Part I of this Registration Statement on Form S-8 will be sent or given to participants in the Option Plans and the ESPP as specified by Rule 428(b)(1) under the Securities Act.  Such documents are not required to be, and are not being, filed by Xplore Technologies Corp. (the “Company”) with the Securities and Exchange Commission (the “Commission”), either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act.  Such documents, together with the documents incorporated by reference herein pursuant to Item 3 of Part II of this Registration Statement on Form S-8, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.  The Company will provide without charge to any person, upon written or oral request of such person, a copy of each document incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in the Prospectus as set forth in Form S-8), other than exhibits to such documents that are not specifically incorporated by reference, the other documents required to be delivered to eligible employees pursuant to Rule 428(b) under the Securities Act and additional information about the Option Plans and the ESPP.  Requests should be directed to Michael J. Rapisand, Xplore Technologies Corp., 14000 Summit Drive, Suite 900, Austin, Texas 78728, (512) 336-7797.

REOFFER PROSPECTUS

XPLORE TECHNOLOGIES CORP.

20,672,134 Shares of Common Stock Acquired or to be Acquired by the Selling Stockholders Under

XPLORE TECHNOLOGIES CORP. 2009 STOCK INCENTIVE PLAN

or

XPLORE TECHNOLOGIES CORP. AMENDED AND RESTATED SHARE OPTION PLAN

or

XPLORE TECHNOLOGIES CORP. 2009 EMPLOYEE STOCK PURCHASE PLAN

This prospectus relates to the reoffer and resale by the selling stockholders of up to 20,672,134 shares of our common stock issuable upon the exercise of options or vesting of restricted stock awards previously granted under our Option Plans or purchased pursuant to the ESPP.  The shares may be reoffered and resold from time to time by selling stockholders through public or private transactions at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices.  Information regarding the identities of the selling stockholders, the manner in which they acquired or will acquire their shares and the manner in which the shares are being offered and sold is provided in the “Selling Stockholders” and “Plan of Distribution” sections of this prospectus.

We will not receive any of the proceeds from the sale of the shares being offered pursuant to this prospectus.  We will, however, receive the proceeds, if any, from the exercise of options granted pursuant to our Option Plans.

Our common stock is quoted on the OTC Bulletin Board under the symbol “XLRT”.  On September 8, 2009, the closing sale price of our common stock, was $0.09 per share.  You are urged to obtain current market quotations for our common stock before purchasing any of the shares being offered for sale pursuant to this prospectus.

Investment in the shares being offered pursuant to this prospectus involves a high degree of risk.  You should carefully read and consider the information set forth in the section of this prospectus entitled “Risk Factors,” commencing on page 3, when determining whether to purchase any of these shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is September 11, 2009

XPLORE TECHNOLOGIES CORP.

We engineer, develop, integrate and market rugged, mobile computing systems. Our products and features are designed to enhance the ability of persons to perform their jobs outside of traditional office settings. Our family of iX™ Tablet PC systems are designed to operate in challenging work environments, such as extreme temperatures, repeated vibrations or dirty and dusty conditions. Our systems can be fitted with a wide range of performance-matched accessories, including multiple docking station solutions, wireless connectivity alternatives, global positioning system modules, biometric and smartcard modules, as well as traditional peripherals like keyboards, mouses and cases.

Our revenue is currently derived through the sale of our iX104 Systems in the rugged, mobile Tablet PC market. We believe this market is small relative to other rugged PC markets. We therefore intend to grow our revenue by entering into other rugged PC markets through the development of new rugged, mobile computing systems. We have been developing new products, including the next generation of our iX104 Tablet PC featuring, among other things, a dual core processor and a sunlight readable display, which became available in September 2008, as well as the Armadillo System for military markets, which became available in June 2009. In addition, we were developing a rugged, mobile notebook PC which requires further design modifications. While we continue to work on our rugged notebook, its development pace has been substantially curtailed to reduce costs during this current economic period and to devote our resources to our established iX104 family of Tablet PCs.

Our principal executive offices are located at 14000 Summit Drive, Suite 900, Austin, Texas and our telephone number is (512) 336-7797.  Our website address is http://www.xploretech.com.  The information contained on or accessed through our website is not included as a part of, or incorporated by reference into, this prospectus.

FORWARD-LOOKING STATEMENTS

From time to time, we may provide information, whether orally or in writing, including certain statements in this prospectus, which are deemed to be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Litigation Reform Act”). These forward-looking statements and other information are based on our beliefs as well as assumptions made by us using information currently available.

The words “believe,” “plan,” “expect,” “intend,” “anticipate,” “estimate,” “may,” “will,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended or using other similar expressions. We do not intend to update these forward-looking statements, except as required by law.

In accordance with the provisions of the Litigation Reform Act, we are making investors aware that such forward-looking statements because they relate to future events and are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated by the forward-looking statements contained in this prospectus and any exhibits to this prospectus. Such factors are discussed in the “Risk Factors” section of this prospectus.

RISK FACTORS

There are many risks that affect our business and results of operations, some of which are beyond our control. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the price of our common stock to decline, and you may lose all or part of your investment.

Risks Relating to our Business

We have a history of net losses, we anticipate additional losses and may never become profitable.

We have incurred net losses in each fiscal year since our inception. For our three months ended June 30, 2009 and fiscal year ended March 31, 2009, we incurred net losses of approximately $1.3 million and $11.2 million, respectively.  In addition, as of June 30, 2009, our accumulated deficit was approximately $116 million. Our losses have resulted primarily from expenses incurred in research and development of our technology and products and from selling and marketing our products. We expect to continue to incur additional operating losses through fiscal 2010 as we continue our research and development efforts, introduce new products and expand our sales and marketing activities. We cannot assure you that our revenue will increase or that we will be profitable in any future period.

If we fail to obtain additional financing when needed, we may be unable to complete the development and commercialization of our future products or may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our other products.

Our operations have consumed substantial amounts of cash since inception. From our inception in 1996, we have financed our operations and met our capital expenditure requirements primarily from debt and equity financings totaling $100 million. We expect to continue to spend substantial amounts to complete the development and commercialization of our future products and to continue our research and development programs, including those to advance our current product line. As at June 30, 2009, our working capital was approximately $1.2 million and our cash and cash equivalents were approximately $1.1 million. We believe that cash flow from operations, together with borrowings from our credit facility (including the refinancing thereof) and, if necessary, financial support from an affiliate of Phoenix Venture Fund LLC, our significant shareholder, will be sufficient to fund our anticipated operations through the balance of fiscal 2010. However, we may seek to access the public or private markets before such time, whenever conditions are favorable or appropriate, even if we do not have an immediate need for additional capital at that time. It is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. To the extent we raise additional funds by issuing equity our shareholders may experience significant dilution. Any debt financing, if available, may require us to agree to restrictive covenants that could negatively impact our ability to conduct our business. If we are not able to obtain financing when needed or on acceptable terms, we would likely be unable to carry out our business plan, and would have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products, the occurrence of which could significantly harm our business and prospects and could cause our stock price to significantly decline.

Since our revenues are highly dependent on one product family, any significant reduction of sales of this product family would materially harm our operating results.

Because our revenues are derived substantially from sales of our iX104 Systems, we are highly dependent upon the continued market acceptance of the iX104 product family. We cannot assure you that the iX104 product family will continue to achieve acceptance in the marketplace. Any significant reduction of sales of the iX104 product family would materially harm our operating results.

For the three months ended June 30, 2009 and in our 2009 fiscal year, more than 10% of our revenue was derived from one of our customers. If we are unable to replace revenues generated from one of our major resellers or end-user customers with revenues from others in future periods, our revenues may fluctuate and our growth would be limited.

Historically, in any given quarter or year a single customer, either reseller or end-user customer, could account for more than 10% of our revenue. For the three months ended June 30, 2009, one end-user customer located in the United States accounted for approximately 26% of our total revenue and in fiscal 2009, one end-user customer located in Canada accounted for approximately 12% of our total revenue. If we are unable to replace revenues generated from one of our major resellers or end-user customers with revenues from others our revenues may fluctuate and our growth would be limited.

We experience lengthy sales cycles for our products and the delay of an expected large order could result in a significant unexpected revenue shortfall.

The purchase of an iX104 system is often an enterprise-wide decision for prospective end-user customers, which requires us to engage in sales efforts over an extended period of time and provide a significant level of education to prospective end-user customers regarding the uses and benefits of such systems. As a result, our products generally have a lengthy sales cycle ranging from several months to several years. Consequently, if forecasted sales from a specific end-user customer are not realized, we may not be able to generate revenue from alternative sources in time to compensate for the shortfall. The loss or delay of an expected large order could result in a significant unexpected revenue shortfall. Moreover, to the extent that significant contracts, are entered into and performed earlier than expected, operating results for subsequent periods may be adversely affected.

We are currently dependent on Wistron to manufacture our products and products under development and our reliance subjects us to significant operational risks, any of which would impair our ability to deliver products to our customers should they occur.

We currently rely primarily on Wistron for the manufacture of our products and expect to continue to do so for the foreseeable future. Our reliance involves a number of risks, including:

•                  reduced management and control of component purchases;

•                  reduced control over delivery schedule and quality assurance;

•                  reduced control over manufacturing yields;

•                  lack of adequate capacity during periods of excess demand;

•                  limited warranties on products supplied to us;

•                  potential increases in prices;

•                  interruption of supplies from assemblers as a result of fire, natural calamity, strike or other significant events; and

•                  misappropriation of our intellectual property.

Our business is therefore dependent upon Wistron for their manufacturing abilities. During the three months ended June 30, 2009 and fiscal years ended March 31, 2009 and 2008, we purchased approximately $2.7 million, $11.6 million and $11.3 million, respectively, from Wistron. The Wistron Agreement contains a provision that allows for termination for any reason.  We cannot assure you that Wistron will continue to work with us, that they will be able to meet our manufacturing needs in a satisfactory and timely manner, that Wistron has the required capacity to satisfy our manufacturing needs or that we can obtain additional or alternative manufacturers when and if needed. The availability of Wistron and the amount and timing of resources to be devoted by Wistron to our activities is not within our control, and we cannot assure you that we will not encounter manufacturing problems that would materially harm our business. The loss of Wistron, a significant price increase, an interruption of supply or the inability to obtain additional or an alternative manufacturer when and if needed would impair our ability to deliver our products to our customers.

We face competition from companies that have greater resources than we do and we may not be able to effectively compete against these companies.

We operate in a highly competitive industry. Many of our competitors, such as DRS Technologies, Inc. in the tablet area and Panasonic in the notebook markets, have much greater financial, technical, research and development resources and production and marketing capabilities than we do. The principal competitive factors in our industry include:

•                  product performance, features and reliability;

•                  price;

•                  name recognition; and

•                  product availability and lead times.

If we are unable to successfully compete with our competitors our sales would suffer and as a result our financial condition will be adversely affected.

If we are unable to successfully protect our intellectual property, our competitive position will be harmed.

Our ability to compete is heavily affected by our ability to protect our intellectual property. We rely on a combination of patents, copyright and trademark laws, trade secret, confidentiality procedures and contractual provisions to protect our proprietary rights. The steps we take to protect our technology may be inadequate. Existing trade secret, trademark and copyright laws offer only limited protection. Unauthorized parties may attempt to copy aspects of our products or obtain and use information which we regard as proprietary. Policing unauthorized use of our products is difficult, time consuming and costly. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, the effect of either of which would harm our competitive position in the market.

Others could claim that we infringe on their intellectual property rights, which may result in costly and time consuming litigation and could delay or otherwise impair the development and commercialization of our products.

We do not believe that our products infringe on the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by us or our licensees with respect to current or future products. Any such claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into a royalty or licensing agreement, any of which could delay the development and commercialization of our products. If we are unable to obtain a required license, our ability to sell or use certain products may be impaired. In addition, if we fail to obtain a license, or if the terms of the license are burdensome to us, our operations could be materially harmed.

We are subject to risks by doing business outside of the United States which could impair our ability to grow our revenues.

For the three months ended June 30, 2009 and for the fiscal years ended March 31, 2009 and March 31, 2008, approximately 29%, 50% and 42%, respectively, of our revenue was comprised of sales made outside of the United States. Our operations may be materially and adversely affected by many risks related to doing business outside of the United States, including:

•                  increases in duty rates, exchange or price controls;

•                  governmental currency controls;

•                  import restrictions;

•                  political, social and economic changes and disruptions;

•                  in certain jurisdictions, reduced protection for our intellectual property rights; and

•                  difficulty in enforcing contracts or legal rights under foreign legal systems.

The occurrence of any one of these risks could impair our ability to grow our revenues.

If we are unable to retain key personnel we may not be able to execute our business strategy.

Our operations are dependent on the abilities, experience and efforts of a number of key personnel, including Philip S. Sassower, our Chairman and Chief Executive Officer, Mark Holleran, our President and Chief Operating Officer, Michael J. Rapisand, our Chief Financial Officer and Corporate Secretary, and Bryan Bell, our Vice President of Engineering. Should any of these persons or other key employees be unable or unwilling to continue in our employ, our ability to execute our business strategy may be adversely affected. In addition, our success is highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified management, technical and sales and marketing personnel. Competition for such personnel is intense. We may be unable to attract and retain the personnel necessary for the development of our business. The inability to attract or retain qualified personnel in the future or delays in hiring skilled personnel could harm our relations with our customers and our ability to respond to technological change which would prevent us from executing our business strategy.

Risks Relating to Ownership of our Common Stock

Two of our shareholders, Philip S. Sassower and Phoenix Venture Fund LLC, beneficially own in the aggregate as of August 31, 2009 approximately 45.6% of our voting securities and thus have effective control over matters requiring shareholder approval.

One of our shareholders, Phoenix Venture Fund LLC, is co-managed by Philip S. Sassower, our Chairman and Chief Executive Officer, and Andrea Goren, one of our directors, and beneficially owns, in the aggregate, approximately 28.2% of our outstanding voting securities. In addition, Mr. Sassower, together with entities controlled by him, beneficially own approximately 17.4%, in the aggregate, of our outstanding voting securities. Thus, Phoenix Venture Fund LLC and Mr. Sassower together control approximately 45.6% of our outstanding voting securities. Accordingly, Phoenix Venture Fund LLC and Mr. Sassower have the ability to exercise significant influence (and have effective control) over matters generally requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over us.

Some of the rights granted to the holders of our Series A Preferred Stock could prevent a potential acquirer from buying our company.

Holders representing a majority of the voting power of our Series A Preferred Stock have the right to block the Company from consummating a merger, consolidation, sale of substantially all of its assets or liquidation. Phoenix Venture Fund LLC and Mr. Sassower together control approximately 71.1% of the outstanding Series A Preferred Stock. Accordingly, two of the holders of our Series A Preferred Stock could prevent the consummation of a transaction in which our shareholders could receive a substantial premium over the current market price for their shares.

The anti-takeover effect of certain of our charter provisions could adversely affect holders of our common stock.

Our authorized capital consists of preferred stock issuable in one or more series. Our board of directors has the authority to issue preferred stock and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including voting and dividend rights, of those shares without any further vote or action by shareholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. The issuance of additional preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of our outstanding voting shares, which could deprive our holders of common stock of a premium that they might otherwise realize in connection with a proposed acquisition of our company.

Many factors can adversely affect the price of our common stock.

The trading price of our common stock has been highly volatile and may continue to fluctuate substantially. We believe that a variety of factors have caused and could in the future cause the stock price of our common stock to fluctuate significantly, including:

•                  announcements of developments related to our business;

•                  quarterly fluctuations in our actual or anticipated operating results;

•                  announcements of technological innovations;

•                  new products or product enhancements introduced by us or by our competitors;

•                  developments in patents and other intellectual property rights and litigation;

•                  developments in our relationships with our third party manufacturers and/or strategic partners;

•                  developments in our relationships with our customers and/or suppliers; and

•                  general conditions in the economy worldwide.

In addition, in recent years the stock market in general and the market for shares of small capitalization technology companies in particular, has experienced substantial price and volume fluctuations, which have often been unrelated or disproportionate to the operating performance of affected companies. Any fluctuations in the future could adversely affect the market price of our common stock and the market price of our common stock may decline.

Dividends are not expected to be paid on our common stock.

We have never paid cash dividends on our common stock. Our current policy is to retain any future earnings to finance the future development and expansion of our business. Any future determination about the payment of dividends will be made at the discretion of our board of directors and will depend upon our earnings, capital requirements, operating and financial conditions and on such other factors the board of directors deems relevant. Under the terms of our certificate of incorporation, we are prohibited from paying dividends on our common stock unless and until all accrued and unpaid dividends (which are paid in common stock) are paid on our shares of Series A, Series B, and Series C Preferred Stock. Furthermore, under the terms of our loan agreement with a commercial bank, we are prohibited from paying cash dividends.

USE OF PROCEEDS

The proceeds from the sale of the shares of our common stock being offered by the selling stockholders pursuant to this prospectus will belong to the selling stockholders.  We will not receive any of the proceeds from the sale of such shares.  We will, however, receive the proceeds, if any, from the exercise of options granted pursuant to the Option Plans.  We will utilize such proceeds for general corporate and working capital purposes. We will not receive any proceeds from the vesting and issuances of restricted shares under the 2009 Plan.  We will have complete discretion over how we may use such proceeds.  Pending use of any such proceeds, we may invest all or a portion of such proceeds in marketable securities, short-term, interest-bearing securities, U.S. Government securities, money market investments and short-term, interest-bearing deposits in banks.

SELLING STOCKHOLDERS

This prospectus relates to the reoffer and resale by the selling stockholders of up to 20,672,134 shares of our common stock issuable upon the exercise of options or vesting of restricted stock awards previously granted under our Option Plans or purchased pursuant to our ESPP.  The selling stockholders may resell any or all of the shares offered while this prospectus is effective.

With respect to each selling stockholder, the following table and notes to the table sets forth as of August 31, 2009:

•      the name of the selling stockholder and any material relationship the selling stockholder has had with us during the past three years;

•      the number of shares of our common stock, to our knowledge, beneficially owned by the selling stockholder;

•      the number of shares of our common stock being offered for sale by the selling stockholder pursuant to this prospectus (which represents the maximum number of shares that could be sold under this prospectus by such holder assuming the vesting of all awards and exercise of all options); and

•      the number of shares of our common stock and percentage that will be beneficially owned by the selling stockholder assuming the selling stockholder disposes of all of the shares being offered pursuant to this prospectus.

This prospectus may be amended or supplemented from time to time to add selling stockholders or to delete the names of selling stockholders from the following list or to otherwise amend or supplement the information in the table set forth below.  Unnamed non-affiliates holding less than 1,000 “restricted shares” under the Option Plans or ESPP may use this prospectus for reoffers and resales, each of whom may sell up to such amount of shares.

Our shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and common stock are the only classes of our equity securities presently outstanding. As of the date of the Prospectus, we had 104,796,688 shares of common stock, 62,873,781 shares of Series A Preferred Stock, 8,382,041 shares of Series B Preferred Stock and 17,204,000 shares of Series C Preferred Stock outstanding.

Since we do not currently meet the registrant requirements for use of Form S-3, the amount of common stock that may be resold by means of this reoffer prospectus by each of the selling stockholders, and any other person with whom he is acting in concert for the purpose of selling our securities, must not exceed, in any three month period, the amount specified in Rule 144(e) promulgated under the Securities Act.

					Beneficial Ownership After the Sale of the Shares
Name of Selling Stockholder	Beneficial Ownership Prior to Sale of the Shares (1)		Number of Shares Being Offered for Sale		Number	Percentage of combined classes (2)

Philip S. Sassower (3)	36,321,391	(4)	769,839	(5)	35,821,391	17.4%
Mark Holleran (6)	3,754,168	(7)	7,385,603	(8)	—	*
Michael J. Rapisand (9)	1,323,219	(10)	2,000,730	(11)	177,221	*
Brian E. Usher-Jones (12)	713,750	(13)	568,480	(14)	413,750	*
Andrea Goren (15)	2,670,000	(16)	769,839	(17)	2,170,000	1.4%
Thomas F. Leonardis (18)	500,000	(19)	769,839	(20)	—	*
Bryan J. Bell (21)	482,604	(22)	2,245,295	(23)	—	*
Frank Elenio (24)	216,667	(25)	568,480	(26)	—	*
F. Ben Irwin (27)	—		150,000	(28)	—	*
Additional Selling Stockholders (29)	1,988,140		5,587,419		14,000	*

(1)           Beneficial owner means any person who, directly or indirectly, through any contract arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, shares of our common stock; and/or (ii) investment power, which includes the power to dispose, or to direct the disposition of, shares of our common stock.  A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security at any time within 60 days from August 31, 2009.

(2)           Based on 104,797,197 shares of common stock, 62,873,781 shares of Series A Preferred Stock, 8,382,041 shares of Series B Preferred Stock and 17,204,000 shares of Series C Preferred Stock issued and outstanding as of August 31, 2009.

(3)           Philip S. Sassower has served as our Chief Executive Officer since February 2006 and has been a director of our company and served as Chairman of the Board of Directors since December 2004.  Mr. Sassower is co-manager of the managing member of Phoenix Venture Fund LLC, our principal shareholder.

(4)           Includes 3,825,305 shares of common stock owned of record by Phoenix Enterprises Family Fund, LLC, an entity controlled by Mr. Sassower, 7,892,500 shares of common stock that Phoenix Enterprises Family Fund LLC has the right to acquire under outstanding warrants exercisable within 60 days after August 31, 2009, 5,000,000 shares of common stock that Mr. Sassower has the right to acquire under an outstanding warrant exercisable within 60 days after August 31, 2009, 500,000 shares of common stock that Mr. Sassower has the right to acquire under outstanding options exercisable within 60 days after August 31, 2009, 2,160,000 shares of common stock issuable under warrants exercisable within 60 days after August 31, 2009, owned of record by SG Phoenix LLC, an entity in which Mr. Sassower and Mr. Goren share the voting and dispositive power with respect to these shares, and 1,793,988 shares of common stock owned of record by The Philip S. Sassower 1996 Charitable Remainder Annuity Trust. Does not include

57,916,154 shares of common and preferred stock beneficially owned by Phoenix Venture Fund LLC, in which Mr. Sassower and Mr. Goren are the co-managers of the managing member. Mr. Sassower disclaims any beneficial ownership of the shares held by Phoenix Venture Fund LLC.

(5)           Represents 769,839 shares of common stock that Mr. Sassower has the right to acquire under outstanding options.

(6)           Mark Holleran has served as our President and Chief Operating Officer since February 2006. Mr. Holleran served as Vice President of Sales from April 2003 to February 2006.

(7)           Represents 3,580,557 shares of common stock that Mr. Holleran has the right to acquire under outstanding options exercisable within 60 days after August 31, 2009 and 173,611 shares of common stock issued under the ESPP.

(8)           Represents 6,711,992 shares of common stock that Mr. Holleran has the right to acquire under outstanding options, 500,000 shares of common stock that Mr. Holleran has the right to acquire under outstanding restricted stock awards and 173,611 shares of common stock issued under the ESPP.

(9)           Michael J. Rapisand has served as our Chief Financial Officer and Corporate Secretary since August 2004.

(10)         Includes (i) 1,097,714 shares of common stock that Mr. Rapisand has the right to acquire under outstanding options exercisable within 60 days after August 31, 2009, (ii) 147,059 shares of Series A Preferred Stock which are convertible into shares of common stock on a one for one basis, and (iii) 34,635 shares of common stock issued under the ESPP.

(11)         Represents 1,666,095 shares of common stock that Mr. Rapisand has the right to acquire under outstanding options, 300,000 shares of common stock that Mr. Rapisand has the right to acquire under outstanding restricted stock awards and 34,635 shares of common stock issued under the ESPP.

(12)         Brian E. Usher-Jones has served as our Director since 1996.

(13)         Includes 300,000 shares of common stock that Mr. Usher-Jones has the right to acquire under outstanding options exercisable within 60 days after August 31, 2009.

(14)         Represents 568,480 shares of common stock that Mr. Usher-Jones has the right to acquire under outstanding options.

(15)         Mr. Goren has served as our Director since December 2004 and is co-manager of the managing member of Phoenix Venture Fund LLC, our principal shareholder.

(16)         Includes 500,000 shares of common stock that Mr. Goren has the right to acquire under outstanding options exercisable within 60 days after August 31, 2009 and 2,160,000 shares of common stock that Mr. Goren has the right to acquire under outstanding warrants exercisable within 60 days after August 31, 2008, owned of record by SG Phoenix LLC, an entity in which Mr. Sassower and Mr. Goren share the voting and dispositive power with respect to these shares. Does not include 57,916,154 shares of common and preferred stock beneficially owned by Phoenix Venture Fund LLC, in which Mr. Sassower and Mr. Goren are the co-managers of the managing member. Mr. Goren disclaims any beneficial ownership of the shares held by Phoenix Venture Fund LLC.

(17)         Represents 769,839 shares of common stock that Mr. Goren has the right to acquire under outstanding options.

(18)         Thomas F. Leonardis has served as our Director since June 2005.

(19)         Represents 500,000 shares of common stock that Mr.  Leonardis has the right to acquire under outstanding options exercisable within 60 days after August 31, 2009.

(20)         Represents 769,839 shares of common stock that Mr. Leonardis has the right to acquire under outstanding options.

(21)         Bryan J. Bell was appointed as our Vice President of Engineering in May 2008.

(22)         Represents shares of common stock that Mr. Bell has the right to acquire under outstanding options exercisable within 60 days after August 31, 2009 and 65,937 shares of common stock issued under the ESPP.

(23)         Represents 1,879,358 shares of common stock that Mr. Bell has the right to acquire under outstanding options, 300,000 shares of common stock that Mr. Bell has the right to acquire under outstanding restricted stock awards and 65,937 shares of common stock issued under the ESPP.

(24)         Frank Elenio has served as our Director since November 2007.

(25)         Represents 216,667 shares of common stock that Mr. Elenio has the right to acquire under outstanding options exercisable within 60 days after August 31, 2009.

(26)         Represents 568,480 shares of common stock that Mr. Elenio has the right to acquire under outstanding options.

(27)         F. Ben Irwin has served as our Director since April 2009.

(28)         Represents 150,000 shares of common stock that Mr. Irwin has the right to acquire under outstanding options.

(29)         Represents 41 additional selling stockholders who collectively beneficially own less than 1% of the combined voting securities of our Company prior to the offering.  Includes the following named non-affiliated persons, each of whom holds or may be issued at least one thousand (1,000) shares:  Gamal Ahmed, William Arban, Helen Becker, Kelly Browne, Lowell Christensen, Norma Contreras, Ha Dang, Patrick Earley, Wayne Evans, Michael Garel, Rodney Geter, Dillard Gilmore, Mark Gomez, Richard Greene, Anna Huang, Fred Humbert, Scott Johnson, Mary Kellum, Timothy Killion, Hoang Le, Thanh Le, Rebecca McCann, Zorida Mohammed, Jason Moreland, Dan Morris, Kari Myllykoski, Michael Naugle, Chung Nguyen, Manh Pham, Cindy Rapisand, David Reber, Nicholas Remmell, Emilio Sanchez, Sarah Tawater, Hector Valdovino, Roy Van Ermel Scherer, Kasey Williams, Daniel Reel, Arie Schwartzman, Jeffrey Rowe and Jessie White.

Any selling stockholder may from time to time sell under this prospectus any or all of the shares of common stock listed as being offered for sale.  Because the selling stockholder is not obligated to sell any or all of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholder will beneficially own after this offering.  Also, this prospectus does not include shares that may be acquired upon exercise of options that we may grant under the Option Plans or our other various stock incentive plans in the future. The shares issuable upon exercise of options granted under the Option Plans in the future may subsequently be sold pursuant to this prospectus, as supplemented to reflect the offering of such underlying shares for resale.

One of our principal shareholders, Phoenix Venture Fund LLC, is co-managed by Philip Sassower, our Chairman and Chief Executive Officer, and Andrea Goren, one of our directors, and beneficially owns, in the aggregate, approximately 28.2% of our outstanding voting securities. In addition, Mr. Sassower, together with entities controlled by him, beneficially own approximately 17.4%, in the aggregate, of our outstanding voting securities. Thus, Phoenix Venture Fund LLC and Mr. Sassower together control approximately 45.6% of our outstanding voting securities. Accordingly, Phoenix Venture Fund LLC and Mr. Sassower have the ability to exercise significant influence (and have effective control) over matters generally requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over us.

On September 15, 2005, we entered into a debenture purchase agreement with Phoenix Venture Fund LLC, the Philip S. Sassower 1996 Charitable Remainder Annuity Trust, and MAG Multi Corp., which we refer to as MAG (an entity affiliated with Alex Goren, the father of Andrea Goren), which we refer to as the Lenders, whereby the Lenders agreed to provide us with an aggregate of $5 million of financing. The debentures had an original maturity date of March 31, 2006, which was subsequently amended to June 30, 2006. Borrowings under those debentures bore interest at 10% per annum. We initially drew on the facility and issued debentures to the Lenders in the aggregate amount of $3 million. We used the gross proceeds to re-pay promissory notes in the aggregate amount of $3 million previously issued by our subsidiary in May and July 2005. On September 29, 2005, November 4, 2005 and November 7, 2005, we made additional draws on the facility and issued debentures to the Lenders in the aggregate amount of $2 million. The proceeds were used for working capital and general corporate purposes. In connection with this financing, the maturity date of all of our other outstanding debentures was extended to April 30, 2007. With regard to this $5 million facility, we issued debentures in an aggregate principal amount of $4 million to Phoenix Venture Fund LLC, $500,000 to the Philip S. Sassower 1996 Charitable Remainder Annuity Trust, $250,000 to JAG Multi Investments LLC (which we refer to as JAG), an entity affiliated with Alex Goren, the father of Andrea Goren, and $250,000 to MAG (MAG subsequently sold its debenture to JAG on March 31, 2006).

Since the debentures issued pursuant to the September 2005 debenture purchase agreement were not paid in full by March 31, 2006, in accordance with the terms of the agreement, we were required to issue warrants to the holders of those debentures entitling the holders to purchase that number of shares of our common stock equal to the number of dollars representing the aggregate amount then due on such holders’ debenture. On April 10, 2006, we issued to Phoenix Venture Fund LLC, the Philip S. Sassower 1996 Charitable Remainder Annuity Trust, and JAG warrants to purchase 4,199,452, 524,692 and 511,199 shares of our common stock, respectively, at an exercise price of Cdn.$0.45. The warrants were exercisable through April 10, 2008 and the respective exercise price of the warrants was based on the average current market price of our common shares for the five days before the date of issuance.  The warrants expired without being exercised.

On April 21, 2006, we entered into a financing agreement with Phoenix Venture Fund LLC pursuant to which Phoenix Venture Fund LLC agreed, at its sole discretion, to provide us with up to $5 million in financing. In connection with this financing, we issued a $1 million 10% secured debenture to Phoenix Venture Fund LLC, which had a maturity date of June 30, 2006. The debenture (including accrued and unpaid interest) was exchanged for 2,970,185 shares of Series A Preferred Stock in connection with the completion of our May 2006 recapitalization. The remaining $4 million balance under the financing could be funded at any time through June 30, 2006 (subsequently amended to July 31, 2006), in Phoenix Venture Fund LLC’s sole discretion, through the issuance of additional shares of Series A Preferred Stock, at a purchase price of $0.34 per share, to Phoenix Venture Fund LLC and/or its assigns.  Phoenix Venture Fund LLC later assigned its right to purchase $2,703,800 of the remaining $4 million debentures to non-affiliated third parties (except for $50,000 which was assigned to Michael J. Rapisand, our Chief Financial Officer). In connection with our May 2006 recapitalization, these debentures were subsequently exchanged for 7,952,353 shares of Series A Preferred Stock, including 147,059 shares of Series A Preferred Stock issued to Mr. Rapisand.

On April 21, 2006, we entered into a purchase and exchange agreement with Phoenix Venture Fund LLC and other debenture holders, whereby the debenture holders agreed to exchange their outstanding debentures for our Series A Preferred Stock at the rate of one share for every $0.34 of principal and accrued and unpaid interest. On May 30, 2006, we completed a recapitalization, pursuant to which approximately $18.9 million of indebtedness, representing all of our outstanding 10% secured debentures, including accrued interest (except for one debenture in the aggregate principal amount of $250,000, was exchanged for 55,520,542 shares of our Series A Preferred Stock. Pursuant to this recapitalization, we issued 45,012,677 shares of Series A Preferred Stock to Phoenix Venture Fund LLC, The Philip S. Sassower 1996 Charitable Remainder Annuity Trust, Mr. Sassower and Phoenix Enterprises Family Fund LLC, an entity controlled by Mr. Sassower, in exchange for debentures in the aggregate principal amount of $14,307,500, and 2,497,976 shares of Series A Preferred Stock to JAG Multi Investments LLC (which we refer to as JAG), an entity affiliated with Alex Goren, the father of Andrea Goren, in exchange for debentures in the aggregate principal amount of $820,000. Furthermore, as part of the recapitalization, we issued 1,097,985 shares of

Series A Preferred Stock to Goren Brothers LP, an affiliated entity of Alex Goren, in exchange for debentures in the aggregate principal amount of $360,000, which debentures were originally issued in November 2002.

In September 2007, we issued 3,320,000 shares of Series C Preferred Stock and warrants to purchase 1,660,000 shares of our common stock to Phoenix Venture Fund LLC for $1,660,000. The shares of Series C Preferred Stock are convertible at any time at the option of the holder, subject to adjustment for stock dividends, splits, combinations and similar events. Additionally, we issued warrants to purchase 660,000 shares of our common stock to SG Phoenix LLC, an affiliate of Phoenix Venture Fund LLC. The warrants were exercisable upon issuance, at an exercise price of $0.50 per share, and will expire on September 21, 2009.

On September 5, 2008, we entered into a note purchase agreement (the “Fall 2008 Note Purchase Agreement”) with Phoenix Venture Fund LLC and the purchasers listed from time to time on Schedule II thereto, pursuant to which we issued to Phoenix Venture Fund LLC a secured subordinated promissory note in the aggregate principal amount of $1,000,000 and a warrant to purchase 3,703,704 shares of our common stock at an exercise price of $0.27 per share.  Pursuant to the terms of the Fall 2008 Note Purchase Agreement, we agreed to issue up to an additional $2,000,000 of secured subordinated promissory notes (together with the note issued to Phoenix Venture Fund LLC referred to herein as the “Fall 2008 Notes”), and warrants to purchase up to and additional 7,407,407 shares of our common stock (together with the warrant issued to Phoenix Venture Fund LLC referred to herein as the “Fall 2008 Warrants”)

The Fall 2008 Notes were initially due and payable in full on August 5, 2009 and bear interest at the rate of 10% per annum. Interest on the Fall 2008 Notes may be paid in cash or, at our option, in shares of our common stock.  The Fall 2008 Notes are secured by all of our assets and the right of repayment of principal and interest on the Fall 2008 Notes and the security interest granted by us to the holders of the Fall 2008 Notes is subordinated to the rights and security interest of our commercial lender, in connection with the loan and security agreement between us and the commercial lender dated as of September 15, 2005, as amended (the “Loan Agreement”).  In connection with providing its consent to the Fall 2008 Note Purchase Agreement and the transaction contemplated therein, our commercial lender required us to enter into a Security Agreement and an Intellectual Property Security Agreement whereby the lender obtained a first priority security interest in all of our assets.  Upon an event of default, as set forth in the Fall 2008 Note Purchase Agreement and the Fall 2008 Notes, the holders of the Fall 2008 Notes may declare all amounts outstanding under the Fall 2008 Notes immediately due and payable and exercise other remedies permitted by the Fall 2008 Note Purchase Agreement and the Fall 2008 Notes or at law or in equity, subject to the subordination agreement with the our commercial lender.

The Fall 2008 Warrants were initially set to expire on September 5, 2011.  The Fall 2008 Warrants were immediately exercisable and contain a cashless exercise provision.

On October 21, 2008, pursuant to the Fall 2008 Note Purchase Agreement, we issued Fall 2008 Notes in the aggregate principal amount of $2,000,000 and issued Fall 2008 Warrants to purchase up to 16,666,667 shares of our common stock at an exercise price of $0.12 per share to the purchasers listed on Schedule II to the Fall 2008 Note Purchase Agreement.  As part of the Fall 2008 Note issuance, we issued to Phoenix Enterprises Family Fund LLC, an entity controlled by Philip Sassower, our Chairman and Chief Executive Officer, a Fall 2008 Note in the principal amount of $717,500 and Fall 2008 Warrants to purchase 5,979,167 shares of our common stock and to JAG Multi Investments LLC, a principal stockholder controlled by Alex and James Goren, a Fall 2008 Note in the principal amount of $717,500 and Fall 2008 Warrants to purchase 5,979,167 shares of our common stock.  In addition, on October 21, 2008 we and all purchasers listed on Schedule II to the Fall 2008 Note Purchase Agreement entered into an amendment to the Fall 2008 Note Purchase Agreement reducing the exercise price of the Fall 2008 Warrants previously granted to Phoenix Venture Fund LLC on September 5, 2008 from $0.27 per share to $0.12 per share and increasing the number of shares of common stock Phoenix Venture Fund LLC could purchase from 3,703,704 to 8,333,333 shares of our common stock in order to provide the same terms to all of the note purchasers.

On February 27, 2009, we entered into another amendment to the Fall Note Purchase Agreement reducing the exercise price of Fall 2008 Warrants previously issued on September 5, 2008 and October 21, 2008 from $0.12 per share to $0.10 per share and increasing the number of shares of common stock issued to Phoenix Venture Fund LLC and the October 21, 2008 purchasers from 25,000,000 to 30,000,000 shares of our common stock in order to provide the note purchasers with the same terms, including the extension of the maturity date of the September 5,

2008 and October 21, 2008 promissory notes from August 5, 2009 to December 31, 2010.  As a result of these amendments, the number of shares of common stock issuable under the Fall 2008 Warrants to Phoenix Venture Fund LLC, Phoenix Enterprises Family Fund LLC and JAG Multi Investments LLC is 9,400,000, 7,175,000 and 7,175,000, respectively.

In connection with our private placements, we paid an affiliate of Phoenix Venture Fund LLC an administration fee of $135,000 related to the total placement of $4,090,000 of subordinated secured promissory notes and $900,000 of shares of common stock.

On May 29, 2009, we entered into the twelfth amendment (the “Twelfth Amendment”) to the Loan Agreement with our commercial lender.  Pursuant to the Twelfth Amendment, among other things, we arranged for our commercial lender to provide up to $1 million of additional availability in excess of our borrowing base, based on a supporting irrevocable standby letter of credit issued by a bank (the “Issuing Bank”), for the account of Philip Sassower, the Company’s Chairman and Chief Executive Officer, and Susan Sassower, the wife of Philip Sassower (the “Supporting Letter of Credit Applicants”) in favor of the commercial lender, in the amount of $1,000,000 (the “Supporting Letter of Credit”).

In order to induce the Supporting Letter of Credit Applicants to cause the Issuing Bank to issue the Supporting Letter of Credit, we entered into the Credit Reimbursement, Compensation and Security Agreement, dated as of May 29, 2009 (the “Letter of Credit Agreement”), with the Supporting Letter of Credit Applicants whereby we agreed to (i) reimburse the Supporting Letter of Credit Applicants for all costs and expenses incurred by the Supporting Letter of Credit Applicants in connection with the issuance of the Supporting Letter of Credit and the entry into the Letter of Credit Agreement and the Twelfth Amendment, (ii) reimburse the Supporting Letter of Credit Applicants for all payments made by the Supporting Letter of Credit Applicants to the Issuing Bank in connection with any drawings made our lender under the Supporting Letter of Credit; (iii) provide certain compensation to the Supporting Letter of Credit Applicants in connection with the issuance of the Supporting Letter of Credit, including the issuance by us to the Supporting Letter of Credit Applicants of a three-year warrant to purchase 5,000,000 shares of our common stock at an exercise price of $0.10 per share; and (iv) grant to the Supporting Letter of Credit Applicants a security interest in all of our assets to secure our obligations to the Supporting Letter of Credit Applicants.  The security interest granted by us to the Supporting Letter of Credit Applicants is subordinated to the rights and security interest of our commercial lender under the Loan Agreement and senior to the rights and security interest of the holders of the promissory notes issued under the Fall 2008 Note Purchase Agreement, as amended, and the Note Purchase Agreement dated February 27, 2009, as amended (collectively, the “Note Purchasers”).  Upon an event of default, as set forth in the Letter of Credit Agreement, the Supporting Letter of Credit Applicants may exercise all remedies permitted by the Letter of Credit Agreement or at law or in equity, subject to the subordination agreement with our commercial lender.

On June 10, 2009, we issued to SG Phoenix LLC, an affiliate of Phoenix Venture Fund LLC, a warrant to purchase up to 1,500,000 shares of our common stock, with an exercise price of $0.15 per share, in lieu of cash compensation payable to SG Phoenix LLC for its services to us for the fiscal year ended March 31, 2009. Such warrant was fully vested on the date of grant. On June 10, 2009, we also issued to SG Phoenix LLC a warrant to purchase up to 1,500,000 shares of our common stock, with an exercise price of $0.15 per share, for services to be rendered to us for the 2010 fiscal year.  Such warrant will fully vest on March 31, 2010.  Mr. Sassower and Mr. Goren share voting and dispositive power over the shares held by SG Phoenix LLC.

On July 27, 2009, we issued to the Note Purchasers three-year warrants to purchase an aggregate of up to 4,909,000 shares of our common stock at an exercise price of $0.10 per share as consideration for the Note Purchasers subordinating their security interests in favor of the Supporting Letter of Credit Applicants. As a result, Phoenix Venture Fund LLC received a warrant to purchase an additional 940,000 shares of our common stock, Phoenix Enterprises Family Fund LLC received a warrant to purchase an additional 717,500 shares of our common stock and JAG Multi Investments LLC received a warrant to purchase an additional 717,500 shares of our common stock. The warrants are fully vested.

PLAN OF DISTRIBUTION

Under the Option Plans, we are authorized to issue up to 30,900,000 shares of our common stock and under the ESPP we are authorized to issue up to 5,000,000 shares of common stock. The selling stockholders may offer and sell the shares covered by this prospectus at various times. The selling stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. To our knowledge, no selling stockholder has any agreement or understanding, directly or indirectly, with any person to resell the shares of our common stock covered by this prospectus.

The sales price offered by the selling stockholders to the public may be: the market price prevailing at the time of sale; a price related to such prevailing market price; or such other price as the selling stockholders determine from time to time.

Sales hereunder may be effected in transactions on any national securities exchange or quotation service on which our shares are listed or quoted at the time of sale or in the over-the-counter market.  In addition, the shares may be sold by means of one or more of the following methods:

•      a block trade in which the broker-dealer so engaged will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•      purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

•      ordinary brokerage transactions in which the broker solicits purchasers;

•      through options, swaps or derivatives;

•      in transactions to cover short sales;

•      in privately negotiated transactions;

•      in a combination of any of the above methods; or

•      any other method permitted by applicable law.

Furthermore, the selling stockholders may choose to dispose of the shares offered hereby by gift to a third party or as a donation to a charitable or other non-profit entity.

The selling stockholders may sell their shares of common stock directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. Brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling stockholders, or, if any such broker-dealer acts as agent for the purchaser of shares of common stock, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved.

Broker-dealers may agree with a selling stockholder to sell a specified number of shares of common stock at a stipulated price per share of common stock, and, to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling stockholder.

Broker-dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares of common stock, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.  If our selling stockholders enter into arrangements with brokers or dealers as described in this paragraph, we are obligated to file a post-effective amendment to this registration statement disclosing such arrangements, including the names of any broker-dealers acting as underwriters.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Sales Pursuant to Rule 144

Any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Regulation M

The selling stockholders must comply with the requirements of the Securities Act and the Exchange Act in the offer and sale of the common stock.  In particular, the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling stockholders and their affiliates.  Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution.

Accordingly, during such times as a selling stockholder may be deemed to be engaged in a distribution of the shares of common stock, and therefore be considered to be an underwriter, the selling shareholder must comply with applicable law and, among other things:

•      may not engage in any stabilization activities in connection with shares of our common stock;

•      may not cover short sales by purchasing shares while the distribution is taking place; and

•      may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

In addition, we will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

Penny Stock Rules

The Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “institutional accredited investors.” The term “institutional accredited investor” refers generally to those accredited investors who are not natural persons and fall into one of the categories of accredited investor specified in subparagraphs (1), (2), (3), (7) or (8) of Rule 501 of Regulation D promulgated under the Securities Act, including institutions with assets in excess of $5,000,000.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of shares of our common stock.

State Securities Laws

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing all costs relating to the registration of the common stock being offered hereby. The selling stockholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the shares of common stock offered hereby.

LEGAL MATTERS

The validity of the common stock being offered pursuant to this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the years ended March 31, 2009 and 2008 have been incorporated by reference into this prospectus and in the registration statement to which this prospectus forms a part in reliance upon the reports of PMB Helin Donovan, LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” in this prospectus certain information we file with the Commission, which means that:

•                  incorporated documents are considered part of this prospectus;

•                  we can disclose important information to you by referring you to those documents; and

•                  certain information that we file after the date of this prospectus with the Commission will automatically update and supersede information contained in this prospectus and the registration statement.

We incorporate by reference the documents listed below and those filings we may make with the Commission after the date of the registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or deregisters all securities remaining unsold:

•                  our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed with the Commission on August 14, 2009;

•                  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the Commission on August 14, 2009; and

•                  the description of our common stock contained in the Registration Statement on Form S-1 we filed with the Commission on October 10, 2007, including any amendment(s) or report(s) filed for the purpose of updating such description.

WHERE TO GET MORE INFORMATION

We have filed with the Commission, a registration statement on Form S-8 under the Securities Act of 1933 with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the Commission upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330.

Our Commission filings, including the registration statement and the exhibits filed with the registration statement, are also available from the Commission’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

We will provide you without charge, upon your oral or written request, a copy of any or all reports, proxy statements and other documents we file with the Commission, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents).  Requests for such copies should be directed to:

Xplore Technologies Corp.
14000 Summit Drive
Suite 900, Austin, Texas,  78728

Attention: Michael J. Rapisand

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by the Delaware General Corporation Law. Our By-laws provide that, to the fullest extent permitted by law, we must indemnify and advance expenses to any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or serves or served as a director or officer of any other enterprise at our request. The indemnification and advancement of expenses provisions do not apply to any former officers or directors serving before the date of our domestication or arising out of any act or transaction that occurred prior to such date.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and By-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our company may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

20,672,134 SHARES

XPLORE TECHNOLOGIES CORP.

COMMON STOCK

REOFFER PROSPECTUS

September 11, 2009

You should rely only on the information contained in this prospectus or to that which we have referred you.  We have not authorized anyone to provide you with information that is different.  This document may only be used where it is legal to sell these securities.  The information in this prospectus is accurate only as of the date of this prospectus.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

We incorporate by reference the documents listed below and those filings we may make with the Commission after the date of the registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or deregisters all securities remaining unsold:

•                  our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed with the Commission on August 14, 2009;

•                  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the Commission on August 14, 2009; and

•                  the description of our common stock contained in the Registration Statement on Form S-1 we filed with the Commission on October 10, 2007, including any amendment(s) or report(s) filed for the purpose of updating such description.

Item 4.   Description of Securities.

Not applicable.

Items 5.   Interests of Named Experts and Counsel.

Not applicable.

Item 6.   Indemnification of Directors and Officers.

Our Certificate of Incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by the Delaware General Corporation Law. Our By-laws provide that, to the fullest extent permitted by law, we must indemnify and advance expenses to any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or serves or served as a director or officer of any other enterprise at our request. The indemnification and advancement of expenses provisions do not apply to any former officers or directors serving before the date of our domestication or arising out of any act or transaction that occurred prior to such date.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and By-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our company may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Item 7.   Exemption from Registration Claimed

The 20,672,134 shares of common stock being offered by the selling stockholders pursuant to the reoffer prospectus are issuable upon the exercise of options or vesting of restricted stock awards previously granted under our Option Plans or purchased pursuant to our ESPP.  Such options, restricted stock awards and shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Item 8.   Exhibits.

Number	Description

4.1

Certificate of Incorporation of Xplore Technologies Corp. (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form 8-A, filed on June 22, 2007, Commission file No. 000-52697)

4.2	By-Laws of Xplore Technologies Corp. (incorporated by reference to Exhibit 4.4 of the Company’s Annual Report on Form 10-K, filed on July 6, 2007)

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP*

23.1	Consent of PMB Helin Donovan, LLP*

23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page)

99.1	Xplore Technologies Corp. 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.31 of the Company’s Annual Report on Form 10-K, filed on August 14, 2009)

99.2	Xplore Technologies Corp. Amended and Restated Share Option Plan (incorporated by reference to Exhibit A of the Company’s Proxy Statement on Schedule 14A, filed on December 21, 2007)

99.3	Xplore Technologies Corp. 2009 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed on February 13, 2009)

*  Filed herewith.

Item 9.   Undertakings.

(a)           The undersigned Company hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement to:

(i)            include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)           reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)           The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on September 11, 2009.

Xplore Technologies Corp.

By:	/s/ Michael J. Rapisand
Michael J. Rapisand Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints PHILIP S. SASSOWER, MICHAEL J. RAPISAND, and ANDREA GOREN, and each or either of them, with full power of substitution, his true and lawful attorney-in-fact and agent to do any and all acts and things in his/her name and on his behalf in his capacities indicated below which he may deem necessary or advisable to enable Xplore Technologies Corp to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement including specifically, but not limited to, power and authority to sign for him in his name in the capacities stated below, any and all amendments (including post-effective amendments) thereto, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in such connection, as fully to all intents and purposes as we might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ PHILIP S. SASSOWER	Chief Executive Officer (Principal Executive Officer) and Director	September 11, 2009
Philip S. Sassower

/s/ MICHAEL J. RAPISAND	Chief Financial Officer (Principal Financial and Accounting Officer)	September 11, 2009
Michael J. Rapisand

/s/ BRIAN E. USHER-JONES	Director	September 11, 2009
Brian E. Usher-Jones

/s/ ANDREA GOREN	Director	September 11, 2009
Andrea Goren

/s/ THOMAS F. LEONARDIS	Director	September 11, 2009
Thomas F. Leonardis

/s/ FRANK ELENIO	Director	September 11, 2009
Frank Elenio

/s/ F. Ben Irwin	Director	September 11, 2009
F. Ben Irwin

EXHIBIT INDEX

Number	Description

4.1

Certificate of Incorporation of Xplore Technologies Corp. (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form 8-A, filed on June 22, 2007, Commission file No. 000-52697)

4.2	By-Laws of Xplore Technologies Corp. (incorporated by reference to Exhibit 4.4 of the Company’s Annual Report on Form 10-K, filed on July 6, 2007)

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP*

23.1	Consent of PMB Helin Donovan, LLP*

23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page)

99.1	Xplore Technologies Corp. 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.31 of the Company’s Annual Report on Form 10-K, filed on August 14, 2009)

99.2	Xplore Technologies Corp. Amended and Restated Share Option Plan (incorporated by reference to Exhibit A of the Company’s Proxy Statement on Schedule 14A, filed on December 21, 2007)

99.3	Xplore Technologies Corp. 2009 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed on February 13, 2009)

*  Filed herewith.